EXHIBIT 21.1

Subsidiaries of Silence Therapeutics plc

Name of Subsidiary	Jurisdiction of Organization
Silence Therapeutics Inc.	Delaware
Silence Therapeutics GmbH	Germany
Silence Therapeutics (London) Ltd.	United Kingdom
Innopeg Ltd.	United Kingdom